Confidential Treatment Requested by Papa John’s International, Inc.

January 22, 2014

VIA EDGAR

Mr. Lyn Shenk
Branch Chief
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4628

Re:	Papa John’s International, Inc.
Form 10-K for Fiscal Year Ended December 30, 2012
Filed February 28, 2013
Form 10-Q for Fiscal Quarter Ended September 29, 2013
Filed November 5, 2013
File No. 000-21660

Dear Mr. Shenk:

We are writing in response to your letter dated December 27, 2013, commenting on the above-referenced Forms 10-K and 10-Q of Papa John’s International, Inc. (“Papa John’s” or the “Company”).  For your convenience, we have repeated each of the staff’s comments below together with the subheadings used in your letter. Each comment is followed by our response to that comment.

Form 10-K for Fiscal Year Ended December 30, 2012

Management’s Discussion and Analysis
Percentage Relationships and Restaurant Data and Unit Progression, page 31

Comment:

1.	Due to the materiality in amount to your operations, please consider a separate line item for “domestic commissary cost of sales” in the table for more transparency to investors.

Confidential Treatment Requested by Papa John’s International, Inc.

Response:

In future filings we will modify the presentation to separately report Domestic commissary line items within the table as follows: “Domestic commissary cost of sales,” and “Domestic commissary other operating expenses.”

Results of Operations
2012 Compared to 2011
Review of Consolidated Operating Results
Costs and Expenses, page 37

Comment:

2.
Please quantify each variance factor cited so that investors may understand its relative impact. Examples are (i) increase in international operating expenses primarily associated with new company-owned restaurants in China substantially offset by an improvement in operating results in the United Kingdom on page 37, (ii) the increase in general and administrative expenses due to increases in legal costs, including estimated costs associated with the tentative settlement of the Agne litigation, short-term management incentives, insurance costs, and higher costs related to the operators’ conference on page 37, and (iii) higher operating losses in the company-owned China market on page 19 of the Form 10-Q for the period ended September 29, 2013.

Response:

For the items requested, we have quantified the variances cited within our original discussion in our results of operations below. For your convenience, we have underlined the new or revised disclosure which is responsive to the staff’s comment.  In future filings we will provide more detail regarding the variance factors when appropriate, similar to the disclosure below.

Form 10-K for Fiscal Year Ended December 30, 2012

(i)
International operating expenses were relatively consistent at 84.6% of international restaurant and commissary sales in 2012 as compared to 84.5% in 2011. The most significant changes versus the prior year included an increase in operating expenses primarily associated with the new Company-owned restaurants in China (approximate 2.0% increase) which was substantially offset by an improvement in operating results  in the United Kingdom (approximate 1.5% decrease) primarily attributable to higher sales.

Confidential Treatment Requested by Papa John’s International, Inc.

(ii)
General and administrative expenses were $131.6 million, or 9.8% of revenues for 2012, as compared to $111.6 million, or 9.2% of revenues for 2011. The increase in general and administrative expenses of $20.0 million is primarily due to increases in legal costs of approximately $4.3 million, including estimated costs of $3.3 million associated with the tentative settlement of the Agne litigation, higher short-term management incentives of approximately $7.5 million, higher insurance costs of approximately $3.0 million, and higher costs related to our operators’ conference of $1.2 million. In addition, the 53rd week of operations in 2012 increased general and administrative expenses by approximately $700,000.

Form 10-Q for Fiscal Quarter Ended September 29, 2013

(iii)
Page 19: International Segment. Income before income taxes increased approximately $300,000 and $900,000 for the three and nine months ended September 29, 2013, respectively. The increases were primarily due to higher royalties attributable to the 8.1% and 7.7% comparable sales increases and net unit growth and improvements of approximately $200,000 and $1.0 million in our United Kingdom results for the three- and nine-month periods, respectively. These improvements were partially offset by higher operating losses of approximately $300,000 and $800,000 in our Company-owned China market for the three- and nine-month periods, respectively. The losses in the Company-owned China market include infrastructure and support costs to expand in this underpenetrated market. Based on prior experience in underpenetrated markets, some operating losses can occur for several years as the business is being established.

Consolidated Statement of Income, page 54

Comment:

3.
We note that domestic commissary revenues are material and the second largest category of your revenues. It appears that the associated costs are material to your results. Please consider whether revising your presentation to separately present costs associated with domestic commissary revenue instead of aggregating them with other expenses would provide more useful information to investors. We believe separate presentation of these costs may provide more transparency and meaningful material information to investors about this business and also provide better correlation between the statement of income and the segment note in understanding the amounts reported for this business. Please revise or advise, as appropriate.

Response:

The expenses associated with our domestic commissaries represent 90-92% of the total domestic commissary and other expenses line item for the years presented. To provide additional transparency to investors, in future filings we will change the presentation of our Consolidated Statements of Income to include the following separate Domestic commissary line items: “Domestic commissary cost of sales,” “Domestic commissary salaries and benefits,” Domestic commissary other operating expenses, and” “Total Domestic commissary expenses.”

Confidential Treatment Requested by Papa John’s International, Inc.

Notes to Consolidated Financial Statements
Note 2. Significant Accounting Policies
Advertising and Related Costs, page 62

Comment:

4.
We note that the Papa John’s Marketing Fund, Inc. (“PJMF”) is an unconsolidated non-profit corporation. It appears the sole purpose of this entity is to provide advertising and brand building related services exclusively to the company and its franchisees. Please explain to us why it is not appropriate to consolidate this entity, and your specific consideration of ASC 810-10-15-17 in regard to your treatment. Also, explain to us the ownership structure of this entity and who controls it or how it is controlled.

Response:

Papa John’s domestic restaurants, both company-owned and franchised, participate in PJMF, which is a national marketing fund (“PJMF” or “the Fund”).  The Fund was organized in 1991 as a Kentucky nonstock corporation designed to operate at break-even for the purpose of designing and administering advertising and promotional programs for all participating domestic restaurants. The owners of the participating restaurants are the “members” of the Fund. As of December 30, 2012, franchised and Company-owned restaurants represented approximately 80% and 20% of the participating restaurants in PJMF, respectively. PJMF is funded by ongoing contributions from the members based on a percentage of sales. The Fund is managed by a board of directors composed of two persons appointed by Papa John’s (who are currently Papa John’s employees) and two persons appointed by the franchisees.

Authoritative guidance supports our conclusion that it is not appropriate to consolidate PJMF. We have provided additional information supporting our conclusion in a confidential supplement to this letter, which includes information regarding the ownership and governance structure and the operating procedures of the Fund. Below is a summary of the applicable accounting guidance considered in supporting our conclusion.

Under the standards set forth in ASC 810-10-15-14, PJMF is a VIE as it does not have sufficient equity to fund its operations without ongoing financial support and contributions from its members. We have concluded that the Fund does not qualify for the not-for-profit entity exception under ASC 810-10-15-17 as, although the Fund is designed to operate at break even, it does not qualify as a not-for-profit entity under ASC 958.

Confidential Treatment Requested by Papa John’s International, Inc.

ASC 810-10-25-38 provides that “a reporting entity shall consolidate a VIE when that reporting entity has a variable interest that provides the reporting entity with a controlling financial interest. The reporting entity that consolidates a VIE is called the primary beneficiary.” Under ASC 810-25-38A, both of the following characteristics must be met for an entity to qualify as the primary beneficiary:

a.	The power to direct the activities of a VIE that most significantly impact the VIE’s economic performance.

b.	The obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE.

Based on the ownership and governance structure and operating procedures of the Fund as described in the confidential supplement, we have determined that while the Fund is a VIE, the Company is not the primary beneficiary and thus does not have a controlling financial interest based on the provisions of ASC 810. Accordingly, we determined that consolidation is not appropriate.

Form 10-Q for Fiscal Quarter Ended September 29, 2013

Management’s Discussion and Analysis
Results of Operations
Discussion of Operating Results, page 18

Comment:

5.	Please explain to us and disclose as appropriate the reason for the following items:
●	lower gross margin affecting the domestic company-owned restaurant segment disclosed on page 18,
●	higher distribution costs affecting the domestic commissary segment disclosed on pages 19 and 22 and
●	higher operating losses in the company-owned China market affecting the international segment disclosed on page 19.

Also quantify each factor and address any known trend likely to affect the quality and potential variability of your results for the foreseeable future associated with these factors.

Confidential Treatment Requested by Papa John’s International, Inc.
Response:

For the items requested, we have provided additional information within our original discussion in our results of operations below. For your convenience, we have underlined the new or revised disclosure which is responsive to the staff’s comment.  In future filings we will provide more detail regarding these items when appropriate, similar to the disclosure below.

●
Page 18: Domestic Company-owned Restaurant Segment. Domestic Company-owned restaurants’ income before income taxes decreased $14,000 and $1.5 million for the three and nine months ended September 29, 2013, respectively, excluding the $1.0 million advertising credit from PJMF in 2012. For the three-month period, the incremental profits associated with higher comparable sales of 5.1% were offset by a lower gross margin of approximately $2.0 million, resulting from both aggressive national pricing promotions and higher commodity costs, primarily dough and boxes. Our gross margin can vary from quarter to quarter due to many factors, including pricing and commodity costs. The decrease for the nine-month period was primarily due to higher commodity costs of approximately $4.3 million, somewhat offset by incremental profits associated with higher comparable sales of 5.0%. Additionally, the nine-month period of 2012 benefited from various supplier incentives.

●
Page 19: Domestic Commissary Segment. Domestic commissaries income before income taxes decreased approximately $400,000 and increased approximately $300,000 for the three and nine months ended September 29, 2013, respectively.  The decrease for the three-month period was due primarily due to higher distribution costs of approximately $1.4 million related to bringing distribution in house in certain of our commissaries from a third party provider, higher driver staffing and compensation costs, and cost increases due to higher volumes.  These cost increases more than offset the incremental profits associated with higher sales.

The increase for the nine-month period was due to incremental profits from higher sales, partially offset by higher distribution costs of $5.1 million related to bringing distribution in house in certain of our commissaries from a third party provider, higher driver staffing and compensation costs, and cost increases due to higher volumes. Also, one-time dough production start-up costs at our New Jersey commissary were approximately $700,000. We manage commissary results on a full year basis and anticipate the 2013 full year pre-tax income margin will approximate 2012.

Page 22: Other operating expenses were 0.8% and 0.7% higher as a percentage of Domestic commissary and other sales combined for the three and nine months ended September 29, 2013, respectively, as compared to the same periods in 2012, primarily due to higher distribution and other operating costs of 0.6% for both the three- and nine-month periods primarily due to higher distribution costs as previously discussed in the “Domestic Commissary Segment” section of the Operating Results.

Confidential Treatment Requested by Papa John’s International, Inc.

●
Page 19: International Segment. Income before income taxes increased approximately $300,000 and $900,000 for the three and nine months ended September 29, 2013, respectively. The increases were primarily due to higher royalties attributable to the 8.1% and 7.7% comparable sales increases and net unit growth and improvements of approximately $200,000 and $1.0 million in our United Kingdom results for the three- and nine-month periods, respectively. These improvements were partially offset by higher operating losses of approximately $300,000 and $800,000 in our Company-owned China market for the three- and nine-month periods, respectively. The losses in the Company-owned China market include infrastructure and support costs to expand in this underpenetrated market. Based on prior experience in underpenetrated markets, some operating losses can occur for several years as the business is being established.

******
As requested in your letter dated December 27, 2013, we confirm the following:

●	Papa John’s International, Inc. is responsible for the adequacy and accuracy of the disclosure in its filings;
●	staff comments or changes in disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the above-mentioned filings; and
●	Papa John’s International, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration in reviewing the above responses.  Please direct any further comments or requests for additional information to my attention at 502-261-4218.

Sincerely,
Papa John’s International, Inc.

/s/ Lance F. Tucker

Lance F. Tucker
Senior Vice President, Chief Financial
Officer, Chief Administrative Officer and Treasurer
(Principal Financial Officer and Principal Accounting Officer)

cc:           Craig Marshall, Ernst & Young LLP
Alan Dye, Hogan Lovells US LLP
John Beckman, Hogan Lovells US LLP